Exhibit 99.1
Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors
Summit Materials, LLC:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Summit Materials, LLC and subsidiaries (the Company) as of December 30, 2023 and December 31, 2022, the related consolidated statements of operations, comprehensive income, cash flows and changes in members’ interest for each of the fiscal years in the three-year period ended December 30, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 30, 2023 and December 31, 2022, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended December 30, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognized over time on paving and related services contracts
As discussed in notes 1 and 4 to the consolidated financial statements, the Company earns revenue from providing paving and related services, which are recognized over time as performance obligations are satisfied. The Company recognizes paving and related services revenue as services are rendered based on the proportion of costs incurred to date relative to total estimated costs to complete. For the year ended December 30, 2023, the Company recognized service revenue related to paving and related services of $305 million.

We identified the assessment of revenue recognized over time on paving and related services contracts in-progress as a critical audit matter. Paving and related services contracts in-progress required challenging auditor judgment to evaluate the forecast of remaining costs to complete, which had a significant impact on the amount of revenue recognized during the period.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s revenue recognition process related to paving and related services, including controls over the forecasting of estimated costs to complete. We selected a sample of in-progress paving and related services costs incurred and compared the amounts and dates incurred to underlying supporting documentation. We analyzed prior year end in-progress contracts that were completed in the current year to evaluate the Company’s ability to accurately estimate paving and related services contract forecasted costs to complete. For certain contracts, we evaluated the estimated costs to complete by performing project manager interviews to obtain an understanding of the facts and circumstances of each selected contract, including changes in scope to the contract, additional estimated costs to complete, and expected completion date. For certain contracts, we also confirmed with the Company’s customers that the original contract amount, terms of the contract, modifications and billings to the customer were accurate.

/s/ KPMG LLP

We have served as the Company’s auditor since 2012.
Denver, Colorado
February 15, 2024

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Balance Sheets
December 30, 2023 and December 31, 2022
(In thousands)

	2023	2022
Assets
Current assets:
Cash and cash equivalents	$355,669	$520,451
Restricted cash	800,000	—
Accounts receivable, net	287,252	256,669
Costs and estimated earnings in excess of billings	10,289	6,510
Inventories	241,350	212,491
Other current assets	17,937	20,787
Current assets held for sale	1,134	1,468
Current portion of tax receivable agreement interests	6,318	—
Total current assets	1,719,949	1,018,376
Property, plant and equipment, net	1,976,820	1,813,702
Goodwill	1,225,861	1,133,546
Intangible assets, net	68,081	71,384
Operating lease right-of-use assets	36,553	37,889
Other assets	59,134	44,809
Tax receivable agreement interest, net of current portion	126,131	—
Total assets	$5,212,529	$4,119,706
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$3,822	$5,096
Current portion of acquisition-related liabilities	7,007	13,718
Accounts payable	123,621	104,430
Accrued expenses	172,934	120,708
Current operating lease liabilities	8,596	7,296
Billings in excess of costs and estimated earnings	8,228	5,739
Total current liabilities	324,208	256,987
Long-term debt	2,283,639	1,488,569
Acquisition-related liabilities	28,021	29,051
Noncurrent operating lease liabilities	33,230	35,737
Other noncurrent liabilities	188,426	166,212
Total liabilities	2,857,524	1,976,556
Commitments and contingencies (see note 15)
Members' equity	1,421,610	1,425,278
Accumulated earnings	949,204	739,248
Accumulated other comprehensive loss	(15,809)	(21,376)
Total members' interest	2,355,005	2,143,150
Total liabilities and members' interest	$5,212,529	$4,119,706

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Statements of Operations
Years ended December 30, 2023, December 31, 2022 and January 1, 2022
(In thousands)

	2023	2022	2021
Revenue:
Product	$2,137,664	$1,933,530	$1,923,285
Service	305,072	288,554	309,411
Net revenue	2,442,736	2,222,084	2,232,696
Delivery and subcontract revenue	176,732	190,438	176,973
Total revenue	2,619,468	2,412,522	2,409,669
Cost of revenue (excluding items shown separately below):
Product	1,448,654	1,344,944	1,314,416
Service	237,022	227,795	245,021
Net cost of revenue	1,685,676	1,572,739	1,559,437
Delivery and subcontract cost	176,732	190,438	176,973
Total cost of revenue	1,862,408	1,763,177	1,736,410
General and administrative expenses	210,357	186,860	193,476
Depreciation, depletion, amortization and accretion	217,550	200,450	229,366
Transaction and integration costs	26,813	3,358	3,252
Gain on sale of property, plant and equipment	(8,290)	(10,370)	(5,900)
Operating income	310,630	269,047	253,065
Interest expense	114,155	86,969	92,178
Loss on debt financings	493	1,737	6,016
(Gain) loss on sale of businesses	(14,966)	(172,389)	(20,011)
Other income, net	(21,268)	(9,992)	(17,038)
Income from operations before taxes	232,216	362,722	191,920
Income tax expense	22,260	16,585	20,949
Net income attributable to Summit LLC	$209,956	$346,137	$170,971

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years ended December 30, 2023, December 31, 2022, and January 1, 2022
(In thousands)

	2023	2022	2021
Net income	$209,956	$346,137	$170,971
Other comprehensive income (loss):
Postretirement liability adjustment	642	6,481	1,303
Foreign currency translation adjustment	4,925	(11,831)	1,254
Other comprehensive income (loss)	5,567	(5,350)	2,557
Comprehensive income attributable to Summit LLC	$215,523	$340,787	$173,528

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years ended December 30, 2023, December 31, 2022, and January 1, 2022
(In thousands)

	2023	2022	2021
Cash flows from operating activities:
Net income	$209,956	$346,137	$170,971
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion, amortization and accretion	226,614	212,501	235,216
Share-based compensation expense	20,326	18,347	19,705
Net gain on asset and business disposals	(23,259)	(182,263)	(25,559)
Non-cash loss on debt financings	161	915	2,116
Change in deferred tax asset, net	4,702	224	12,496
Other	(482)	(1,447)	(2,249)
Decrease (increase) in operating assets, net of acquisitions and dispositions:
Accounts receivable, net	(26,224)	10,749	(31,292)
Inventories	(26,351)	(63,247)	3,815
Costs and estimated earnings in excess of billings	(3,746)	(4,960)	(394)
Other current assets	7,182	(7,368)	(2,483)
Other assets	(27,029)	(6,946)	7,748
(Decrease) increase in operating liabilities, net of acquisitions and dispositions:
Accounts payable	4,926	(9,431)	4,593
Accrued expenses	42,748	(25,118)	(6,601)
Billings in excess of costs and estimated earnings	2,477	(768)	(7,138)
Other liabilities	26,939	(3,772)	(19,015)
Net cash provided by operating activities	438,940	283,553	361,929
Cash flows from investing activities:
Acquisitions, net of cash acquired	(239,508)	(22,730)	(19,513)
Purchases of property, plant and equipment	(255,619)	(266,733)	(211,982)
Proceeds from the sale of property, plant and equipment	14,424	15,374	11,674
Proceeds from sale of businesses	65,576	373,073	128,337
Other	(5,137)	(3,162)	236
Net cash (used in) provided by investing activities	(420,264)	95,822	(91,248)
Cash flows from financing activities:
Capital (distributions to) contributions by member	247	(41,508)	32,451
Proceeds from debt issuances	800,000	—	—
Debt issuance costs	(5,599)	(1,557)	—
Payments on debt	(10,380)	(122,536)	(329,010)
Cash paid for tax receivable agreement interests	(132,449)	—	—
Payments on acquisition-related liabilities	(12,367)	(13,428)	(7,860)
Distributions	(19,042)	(59,392)	(2,500)
Other	(5,199)	(27)	(1,008)
Net cash provided by (used in) financing activities	615,211	(238,448)	(307,927)
Impact of foreign currency on cash	1,331	(1,437)	26
Net increase in cash and cash equivalents and restricted cash	635,218	139,490	(37,220)
Cash and cash equivalents and restricted cash—beginning of period	520,451	380,961	418,181
Cash and cash equivalents and restricted cash—end of period	$1,155,669	$520,451	$380,961
See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC AND SUBSIDIARIES
Consolidated Statements of Changes in Members’ Interest
Years ended December 30, 2023, December 31, 2022 and January 1, 2022
(In thousands)

	Total Members’ Interest
			Accumulated
			other	Total
	Members’	Accumulated	comprehensive	members’
	equity	deficit	loss	interest
Balance — January 2, 2021	$1,459,211	$222,140	$(18,583)	$1,662,768
Net contributed capital	32,451	—	—	32,451
Net income	—	170,971	—	170,971
Other comprehensive income	—	—	2,557	2,557
Distributions	(2,500)	—	—	(2,500)
Share-based compensation	19,705	—	—	19,705
Shares redeemed to settle taxes and other	(1,008)	—	—	(1,008)
Balance — January 1, 2022	$1,507,859	$393,111	$(16,026)	$1,884,944
Net contributed capital	(41,508)	—	—	(41,508)
Net income	—	346,137	—	346,137
Other comprehensive loss	—	—	(5,350)	(5,350)
Distributions	(59,392)	—	—	(59,392)
Share-based compensation	18,347	—	—	18,347
Shares redeemed to settle taxes and other	(28)	—	—	(28)
Balance — December 31, 2022	$1,425,278	$739,248	$(21,376)	$2,143,150
Net contributed capital	247	—	—	247
Net income	—	209,956	—	209,956
Other comprehensive income	—	—	5,567	5,567
Distributions	(19,042)	—	—	(19,042)
Share-based compensation	20,326	—	—	20,326
Shares redeemed to settle taxes and other	(5,199)	—	—	(5,199)
Balance — December 30, 2023	$1,421,610	$949,204	$(15,809)	$2,355,005

See accompanying notes to consolidated financial statements.

SUMMIT MATERIALS, LLC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in tables in thousands, unless otherwise noted)

(1) Summary of Organization and Significant Accounting Policies

Summit Materials, LLC (“Summit LLC” and, together with its subsidiaries, “Summit,” “we,” “us,” “our” or the “Company”) is a vertically-integrated construction materials company. The Company is engaged in the production and sale of aggregates, cement, ready-mix concrete, asphalt paving mix and concrete products and owns and operates quarries, sand and gravel pits, two cement plants, cement distribution terminals, ready-mix concrete plants, asphalt plants and landfill sites. It is also engaged in paving and related services. The Company’s three operating and reporting segments are the West, East and Cement segments.

Substantially all of the Company’s construction materials, products and services are produced, consumed and performed outdoors, primarily in the spring, summer and fall. Seasonal changes and other weather-related conditions can affect the production and sales volumes of its products and delivery of services. Therefore, the financial results for any interim period are typically not indicative of the results expected for the full year. Furthermore, the Company’s sales and earnings are sensitive to national, regional and local economic conditions, weather conditions and to cyclical changes in construction spending, among other factors.

Summit LLC is a wholly owned indirect subsidiary of Summit Materials Holdings L.P. (“Summit Holdings”), whose primary owner is Summit Materials, Inc. (“Summit Inc.”). Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Principles of Consolidation–The consolidated financial statements include the accounts of Summit LLC and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated. The Company attributes consolidated member’s interest and net income separately to the controlling and noncontrolling interests. Noncontrolling interests in consolidated subsidiaries represent a 20% ownership in Ohio Valley Asphalt, LLC and, prior to the initial public offering (“IPO”) and concurrent purchase of the noncontrolling interests Continental Cement Company, L.L.C. (“Continental Cement”), a 30% redeemable ownership in Continental Cement. The Company accounts for investments in entities for which it has an ownership of 20% to 50% using the equity method of accounting.

The Company’s fiscal year is based on a 52-53 week year with each quarter composed of 13 weeks ending on a Saturday. The year ended January 2, 2021 was a 53-week year.

Use of Estimates— Preparation of these consolidated financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, valuation of deferred tax assets, goodwill, intangibles and other long-lived assets, pension and other postretirement obligations and asset retirement obligations. Estimates also include revenue earned on contracts and costs to complete contracts. Most of the Company’s paving and related services are performed under fixed unit-price contracts with state and local governmental entities. Management regularly evaluates its estimates and assumptions based on historical experience and other factors, including the current economic environment. As future events and their effects cannot be determined with precision, actual results can differ significantly from estimates made. Changes in estimates, including those resulting from continuing changes in the economic environment, are reflected in the Company’s consolidated financial statements when the change in estimate occurs.

Business and Credit Concentrations—The Company’s operations are conducted primarily across 21 U.S. states and in British Columbia, Canada, with the most significant revenue generated in Texas, Utah, Missouri and Kansas. The Company’s accounts receivable consist primarily of amounts due from customers within these areas. Therefore, collection of these accounts is dependent on the economic conditions in the aforementioned states, as well as specific situations affecting individual customers. Credit granted within the Company’s trade areas has been granted to many customers and management does not believe that a significant concentration of credit exists with respect to any individual customer or group of customers. No single customer accounted for more than 10% of the Company’s total revenue in 2023, 2022 or 2021.

Accounts Receivable—Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the collectability of individual accounts. In establishing the allowance, management considers historical losses adjusted to take into account current market conditions and its customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment terms. Balances that remain outstanding after reasonable collection efforts are exercised are written off through a charge to the valuation allowance.

The balances billed but not paid by customers, pursuant to retainage provisions included in contracts, are generally due upon completion of the contracts.

Revenue Recognition—We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products and plastics components, and from the provision of services, which are primarily paving and related services, but also include landfill operations, the receipt and disposal of waste that is converted to fuel for use in our cement plants.

Products

We earn revenue from the sale of products, which primarily include aggregates, cement, ready-mix concrete and asphalt, but also include concrete products, net of discounts or allowances, if any, and freight and delivery charges billed to customers. Revenue for product sales is recognized when the performance obligation is satisfied, which generally is when the product is shipped.

Aggregates and cement products are sold point-of-sale through purchase orders. When the product is sold on account, collectability typically occurs 30 to 60 days after the sale. Revenue is recognized when cash is received from the customer at the point of sale or when the products are delivered or collected on site. There are no other timing implications that will create a contract asset or liability, and contract modifications are unlikely given the timing and nature of the transaction. Material sales are likely to have multiple performance obligations if the product is sold with delivery. In these instances, delivery most often occurs on the same day as the control of the product transfers to the customer. As a result, even in the case of multiple performance obligations, the performance obligations are satisfied concurrently and revenue is recognized simultaneously.

Services

We earn revenue from the provision of services, which are primarily paving and related services, but also include landfill operations and the receipt and disposal of waste that is converted to fuel for use in our cement plants. Revenue from the receipt of waste fuels is recognized when the waste is accepted and a corresponding liability is recognized for the costs to process the waste into fuel for the manufacturing of cement or to ship the waste offsite for disposal in accordance with applicable regulations.

Collectability of service contracts is due reasonably after certain milestones in the contract are performed. Milestones vary by project, but are typically calculated using monthly progress based on a percentage of completion or a customer’s engineer review of progress. The majority of the time, collection occurs within 90 days of billing and cash is received within the same fiscal year as services performed. On most projects, the customer will withhold a portion of the invoice for retainage, which may last longer than a year depending on the job.

Revenue derived from paving and related services is recognized over time based on the proportion of costs incurred to date relative to the total estimated costs at completion, which approximates progress towards completion. Under this method, we recognize paving and related services revenue as services are rendered. The majority of our construction service contracts are completed within one year, but may occasionally extend beyond this time frame. The majority of our construction service contracts, and therefore, revenue, are opened and completed within one year, with most activity during the spring, summer and fall. We generally measure progress toward completion on long-term paving and related services contracts based on the proportion of costs incurred to date relative to total estimated costs at completion. We include revisions of revenue on contracts in earnings under the cumulative catch-up method, under which the effect of revisions in estimates is recognized immediately. If a revised estimate of contract profitability reveals an anticipated loss on the contract, we recognize the loss in the period it is identified.

The actual cost to total estimated cost method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications or other disputes. Contract estimates involve various assumptions and projections relative to the outcome of future events over multiple periods, including future labor productivity and availability, the nature and complexity of the work to be performed, the cost and availability of materials, the effect of delayed performance, and the availability and timing of funding from the customer. These estimates are based on our best judgment. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We review our contract estimates regularly to assess revisions in contract values and estimated costs at completion. Inherent uncertainties in estimating costs make it at least reasonably possible that the estimates used will change within the near term and over the life of the contracts. No material adjustments to a contract were recognized in the year ended December 30, 2023.

We recognize claims when the amount of the claim can be estimated reliably and it is legally enforceable. In evaluating these criteria, we consider the contractual basis for the claim, the cause of any additional costs incurred, the reasonableness of those costs and the objective evidence available to support the claim.

When the contract includes variable consideration, we estimate the amount of consideration to which we will be entitled in exchange for transferring the promised goods or services to a customer. The amount of estimated variable consideration included in the transaction price is the amount for which it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Types of variable consideration include, but are not limited to, liquidated damages and other performance penalties and production and placement bonuses.

The majority of contract modifications relate to the original contract and are often an extension of the original performance obligation. Predominately, modifications are not distinct from the terms in the original contract; therefore, they are considered part of a single performance obligation. We account for the modification using a cumulative catch-up adjustment. However, there are instances where goods or services in a modification are distinct from those transferred prior to the modification. In these situations, we account for the modifications as either a separate contract or prospectively depending on the facts and circumstances of the modification.

Generally, construction contracts contain mobilization costs which are categorized as costs to fulfill a contract. These costs are excluded from any measure of progress toward contract fulfillment. These costs do not result in the transfer of control of a good or service to the customer and are amortized over the life of the contract.

Costs and estimated earnings in excess of billings are composed principally of revenue recognized on contracts on a method similar to the percentage of completion method for which billings had not been presented to customers because the amounts were not billable under the contract terms at the balance sheet date. In accordance with the contract terms, the unbilled receivables at the balance sheet date are expected to be billed in following periods. Billings in excess of costs and estimated earnings represent billings in excess of revenue recognized.

Restricted Cash—In December 2023, we issued $800 million of 7.250% senior notes due January 15, 2031 (the “2031 Notes”) related to our merger with Argos North America Corporation (see note 8 and 19). As the proceeds from the issuance of the 2031 Notes could only be used for the Argos transaction, the balance is shown as restricted cash as of December 30, 2023. Subsequent to year end, the proceeds were released and used to consummate the Argos Transaction.

Inventories—Inventories consist of stone that has been removed from quarries and processed for future sale, cement, raw materials and finished concrete blocks. Inventories are valued at the lower of cost or net realizable value and are accounted for on a first-in first-out basis or an average cost basis. If items become obsolete or otherwise unusable or if quantities exceed what is projected to be sold within a reasonable period of time, they will be charged to costs of revenue in the period that the items are designated as obsolete or excess inventory. Stripping costs are costs of removing overburden and waste material to access aggregate materials and are expensed as incurred.

Property, Plant and Equipment, net—Property, plant and equipment are recorded at cost, less accumulated depreciation, depletion and amortization. Expenditures for additions and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs that do not substantially expand productive capacity or extend the life of property, plant and equipment are expensed as incurred.

Landfill airspace is included in property, plant and equipment at cost and is amortized based on the portion of the airspace used during the period compared to the gross estimated value of available airspace, which is updated periodically as circumstances dictate. Management reassesses the landfill airspace capacity with any changes in value recorded in cost of revenue. Capitalized landfill costs include expenditures for the acquisition of land and related airspace, engineering and permitting costs, cell construction costs and direct site improvement costs.

Upon disposal of an asset, the cost and related accumulated depreciation are removed from the Company’s accounts and any gain or loss is included in general and administrative expenses.

The Company reviews the carrying value of property, plant and equipment for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Such indicators may include, among others, deterioration in general economic conditions, adverse changes in the markets in which an entity operates, increases in input costs that have a negative effect on earnings and cash flows or a trend of negative or declining cash flows over multiple periods.

Property, plant and equipment is tested for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. As a result, the property, plant and equipment impairment test is at a significantly lower level than the level at which goodwill is tested for impairment. In markets where the Company does not produce downstream products, such as ready-mix concrete, asphalt paving mix and paving and related services, the lowest level of largely independent identifiable cash flows is at the individual aggregates operation or a group of aggregates operations collectively serving a local market or the cement operations. Conversely, in vertically-integrated markets, the cash flows of the downstream and upstream businesses are not largely independently identifiable and the vertically-integrated operations are considered the lowest level of largely independent identifiable cash flows.

Aggregates mineral bearing land and interests are included in property, plant and equipment. When leased mineral interests are acquired during a business combination, they are valued using an excess earnings approach for the life of the proven and probable reserves. Depletion expense is recorded using a units of production methodology.

Accrued Mining and Landfill Reclamation—The mining reclamation reserve and financial commitments for landfill closure and post-closure activities are based on management’s estimate of future cost requirements to reclaim property at both currently operating and closed sites. Estimates of these obligations have been developed based on management’s interpretation of current requirements and proposed regulatory changes and are intended to approximate fair value. Costs are estimated in current dollars, inflated until the expected time of payment, and then discounted back to present value using a credit-adjusted risk-free rate on obligations of similar maturity, adjusted to reflect the Company’s credit rating. Changes in the credit-adjusted risk-free rate do not change recorded liabilities. However, subsequent increases in the recognized obligations are measured using a current credit-adjusted risk-free rate. Decreases in the recognized obligations are measured at the initial credit-adjusted risk-free rate.

Significant changes in inflation rates, or the amount or, timing of future cost estimates typically result in both (1) a current adjustment to the recorded liability (and corresponding adjustment to the asset) and (2) a change in accretion of the liability and depreciation of the asset to be recorded prospectively over the remaining capacity of the unmined quarry or landfill.

Goodwill—Goodwill represents the purchase price paid in excess of the fair value of net tangible and intangible assets acquired. Goodwill recorded in connection with the Company’s acquisitions is primarily attributable to the expected profitability, assembled workforces of the acquired businesses and the synergies expected to arise after the Company’s acquisition of those businesses. Goodwill is not amortized, but is tested annually for impairment as of the first day of the fourth quarter and at any time that events or circumstances indicate that goodwill may be impaired. A qualitative approach may first be applied to determine whether it is more likely than not that the estimated fair value of a reporting unit is less than its carrying amount. If, as a result of the qualitative assessment, it is determined that an impairment is more likely than not, a Step-1 approach is performed to quantitatively compare each reporting unit’s fair value to its carrying value. The Step-1 analysis fails when a reporting unit's carrying value is in excess of its fair value, resulting in an impairment loss.

Transaction and Integration Expenses—Transaction and integration expenses typically include finders fees, legal, accounting and other professional costs. Integration expenses represent costs incurred to combine the company and its acquired businesses. Integration expenses typically include strategic consulting services, facility consolidations, one time employee related costs such as retention and severance costs, costs of integrating information system infrastructure, enterprise planning systems, processes, and other non-recurring integration related costs. Costs incurred related to the revision or issuance of new debt to finance the transactions are recorded as deferred financing costs. Transaction and integration costs are combined and presented on one line item in the consolidated statements of operations.

Income Taxes—As a limited liability company, the Company’s federal and state income tax attributes are generally passed to its member. However, certain subsidiaries, or subsidiary groups, of the Company are taxable entities subject to income taxes in the United States and Canada, the provisions for which are included in the consolidated financial statements. Significant judgments and estimates are required in the determination of the consolidated income tax expense.

The Company’s deferred income tax assets and liabilities are computed for differences between the tax basis and financial statement amounts that will result in taxable or deductible amounts in the future. The computed deferred balances are based on enacted tax laws and applicable rates for the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized for deferred tax assets if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines it would be able to realize its deferred tax assets for which a valuation allowance had been recorded then an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company evaluates the tax positions taken on income tax returns that remain open and positions expected to be taken on the current year tax returns to identify uncertain tax positions. Unrecognized tax benefits on uncertain tax positions are recorded on the basis of a two-step process in which (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the largest amount of tax benefit that is more than 50 percent likely to be realized is recognized. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense (benefit).

Prior Year Reclassifications—We have reclassified transaction costs of $3.4 million and $3.3 million for the years ended December 31, 2022 and January 1, 2022, respectively, from general and administrative expenses to a separate line item included in operating income to conform to the current year presentation.

(2) Acquisitions and Dispositions

The Company has completed numerous acquisitions since its formation. The operations of each acquisition have been included in the Company’s consolidated results of operations since the respective closing dates of the acquisitions. The Company measures all assets acquired and liabilities assumed at their acquisition-date fair value. Goodwill acquired during a business combination has an indefinite life and is not amortized. The following table summarizes the Company’s acquisitions by region and period:

	2023	2022	2021
West	3	—	—
East	1	2	3

The purchase price allocation, primarily the valuation of property, plant and equipment for the acquisitions completed during the year end ended 2023 have not yet been finalized due to the recent timing of the acquisitions, status of the valuation of property, plant and equipment and finalization of related tax returns. The following table summarizes aggregated information regarding the fair values of the assets acquired and liabilities assumed as of the respective acquisition dates:

	2023	2022
Financial assets	$12,747	$297
Inventories	6,251	161
Property, plant and equipment	125,207	30,041
Intangible assets	—	—
Other assets	1,085	1,116
Financial liabilities	(11,973)	(1,120)
Other long-term liabilities	(802)	(1,589)
Net assets acquired	132,515	28,906
Goodwill	108,590	—
Purchase price	241,105	28,906
Acquisition-related liabilities	—	(6,176)
Other	(1,597)	—
Net cash paid for acquisitions	$239,508	$22,730

Acquisition-Related Liabilities—A number of acquisition-related liabilities have been recorded subject to terms in the relevant purchase agreements, including deferred consideration and noncompete payments. Noncompete payments have been accrued where certain former owners of newly acquired companies have entered into standard noncompete arrangements. Subject to terms and conditions stated in these noncompete agreements, payments are generally made over a five-year period. Deferred consideration is purchase price consideration paid in the future as agreed to in the purchase agreement and is not contingent on future events. Deferred consideration is generally scheduled to be paid in years ranging from 5 to 20 years in annual installments. The remaining payments due under these noncompete and deferred consideration agreements are as follows:

2024	$6,870
2025	7,317
2026	6,068
2027	4,569
2028	4,571
Thereafter	1,245
Total scheduled payments	30,640
Present value adjustments	(5,005)
Total noncompete obligations and deferred consideration	$25,635

Accretion on the deferred consideration and noncompete obligations is recorded in interest expense.

During 2023, as part of the Company's Elevate Summit strategy to rationalize assets, the Company sold two businesses in the West segment, resulting in total cash proceeds of $65.6 million and a net gain on disposition of business of $15.0 million.

During 2022, as part of the Company's Elevate Summit strategy to rationalize assets, the Company sold three businesses in the East segment, resulting in total cash proceeds of $373.1 million and a net gain on disposition of business of $172.4 million.

(3) Goodwill

As of December 30, 2023, the Company had nine reporting units with goodwill for which the annual goodwill impairment test was completed. We perform the annual impairment test on the first day of the fourth quarter each year. In 2023, we performed a Step-1 analysis on four of our reporting units and a Step 0 qualitative assessment on five of our reporting units. Based on this analysis, it was determined that the reporting units’ fair values were greater than their carrying values and no impairment charges were recognized in 2023.

These estimates of a reporting unit’s fair value involve significant management estimates and assumptions, including but not limited to sales prices of similar assets, assumptions related to future profitability, cash flows, and discount rates. These estimates are based upon historical trends, management’s knowledge and experience and overall economic factors, including projections of future earnings potential. Developing discounted future cash flow estimates in applying the income approach required management to evaluate its intermediate to longer-term strategies, including, but not limited to, estimates about revenue growth, operating margins, capital requirements, inflation and working capital management. The development of appropriate rates to discount the estimated future cash flows required the selection of risk premiums, which can materially affect the present value of estimated future cash flows.

The following table presents goodwill by reportable segments and in total:

	West	East	Cement	Total
Balance—January 1, 2022	$571,509	$388,585	$204,656	$1,164,750
Dispositions (1)	—	(27,084)	—	(27,084)
Foreign currency translation adjustments	(4,120)	—	—	(4,120)
Balance—December 31, 2022	$567,389	$361,501	$204,656	$1,133,546
Acquisitions (2)	108,590	—	—	108,590
Dispositions (1)	(17,840)	—	—	(17,840)
Foreign currency translation adjustments	1,565	—	—	1,565
Balance—December 30, 2023	$659,704	$361,501	$204,656	$1,225,861
______________________
(1)Reflects goodwill derecognition from dispositions completed during 2022 and 2023, respectively.
(2)Reflects goodwill from 2023 acquisitions.

(4) Revenue Recognition

We derive our revenue predominantly by selling construction materials, products and providing paving and related services. Construction materials consist of aggregates and cement. Products consist of related downstream products, including ready-mix concrete, asphalt paving mix and concrete products. Paving and related service revenue is generated primarily from the asphalt paving services that we provide, and is recognized based on the proportion of costs incurred to date relative to the total estimated costs at completion. The majority of our construction service contracts, and therefore revenue, are opened and completed within one year, with the most activity during the spring, summer and fall.

Revenue by product for the years ended December 30, 2023, December 31, 2022 and January 1, 2022 consisted of the following:

	2023	2022	2021
Revenue by product*:
Aggregates	$663,551	$583,993	$573,157
Cement	355,786	332,518	282,081
Ready-mix concrete	744,151	687,950	702,062
Asphalt	312,383	270,444	311,046
Paving and related services	318,721	315,065	337,311
Other	224,876	222,552	204,012
Total revenue	$2,619,468	$2,412,522	$2,409,669
______________________
*Revenue from liquid asphalt terminals is included in asphalt revenue.

The following table outlines the significant changes in contract assets and contract liability balances from December 31, 2022 to December 30, 2023. Also included in the table is the net change in the estimate as a percentage of aggregate revenue for such contracts:

	Costs and estimated	Billings in excess
	earnings in	of costs and
	excess of billings	estimated earnings
Balance—December 31, 2022	$6,510	$5,739
Changes in revenue billed, contract price or cost estimates	3,746	2,475
Other	33	14
Balance—December 30, 2023	$10,289	$8,228

Accounts receivable, net consisted of the following as of December 30, 2023 and December 31, 2022:

	2023	2022
Trade accounts receivable	$228,697	$215,766
Construction contract receivables	51,567	37,067
Retention receivables	13,541	11,048
Accounts receivable	293,805	263,881
Less: Allowance for doubtful accounts	(6,553)	(7,212)
Accounts receivable, net	$287,252	$256,669

Retention receivables are amounts earned by the Company but held by customers until paving and related service contracts and projects are near completion or fully completed. Amounts are generally billed and collected within one year.

(5) Inventories
Inventories consisted of the following as of December 30, 2023 and December 31, 2022:

	2023	2022
Aggregate stockpiles	$165,272	$148,347
Finished goods	43,122	33,622
Work in process	10,702	8,191
Raw materials	22,254	22,331
Total	$241,350	$212,491

(6) Property, Plant and Equipment, net and Intangibles, net

Property, plant and equipment, net consisted of the following as of December 30, 2023 and December 31, 2022:

	2023	2022
Mineral bearing land and leased interests	$557,696	$515,153
Land (non-mineral bearing)	210,048	183,926
Buildings and improvements	233,412	213,056
Plants, machinery and equipment	1,484,515	1,380,886
Mobile equipment and barges	623,424	555,119
Truck and auto fleet	41,181	38,717
Landfill airspace and improvements	55,036	55,027
Office equipment	61,825	49,336
Construction in progress	109,151	90,039
Property, plant and equipment	3,376,288	3,081,259
Less accumulated depreciation, depletion and amortization	(1,399,468)	(1,267,557)
Property, plant and equipment, net	$1,976,820	$1,813,702

Depreciation on property, plant and equipment, including assets subject to capital leases, is generally computed on a straight-line basis. Depletion of mineral reserves and leased mineral interests are computed based on the portion of the reserves used during the period compared to the gross estimated value of proven and probable reserves, which is updated periodically as circumstances dictate. Leasehold improvements are amortized on a straight-line basis over the lesser of the asset’s useful life or the remaining lease term. The estimated useful lives are generally as follows:

Buildings and improvements	10 - 30	years
Plant, machinery and equipment	7 - 20	years
Office equipment	3 - 7	years
Truck and auto fleet	5 - 8	years
Mobile equipment and barges	6 - 8	years
Landfill airspace and improvements	10 - 30	years
Other	4 - 20	years

Depreciation, depletion and amortization expense of property, plant and equipment was $201.3 million, $184.3 million and $195.1 million in the years ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively.

Property, plant and equipment at December 30, 2023 and December 31, 2022 included $30.1 million and $32.1 million, respectively, of finance leases for certain equipment and a building with accumulated amortization of $12.1 million and $15.0 million, respectively. The equipment leases generally have terms of less than five years and the building lease had an original term of 30 years. Approximately $4.0 million and $7.0 million of the future obligations associated with the finance leases are included in accrued expenses as of December 30, 2023 and December 31, 2022, respectively, and the present value of the remaining finance lease payments, $14.4 million and $7.2 million, respectively, is included in other noncurrent liabilities on the consolidated balance sheets. Future minimum rental commitments under long-term finance leases are $5.2 million, $4.2 million, $2.8 million, $2.6 million, and $2.4 million for the years ended 2024, 2025, 2026, 2027 and 2028, respectively.

Assets are assessed for impairment charges when identified for disposition. No material impairment charges have been recognized on assets held for use in fiscal 2023, 2022 or 2021.

Intangible Assets—The Company’s intangible assets subject to amortization are primarily composed of operating permits, mineral lease agreements and reserve rights. Operating permits relate to permitting and zoning rights acquired outside of a business combination. The assets related to mineral lease agreements reflect the submarket royalty rates paid under agreements, primarily for extracting aggregates. The values were determined as of the respective acquisition dates by a comparison of market-royalty rates. The reserve rights relate to aggregate reserves to which the Company has the rights of ownership, but does not own the reserves. The intangible assets are amortized on a straight-line basis over the lives of the leases or permits, or computed based on the portion of the reserves used during the period compared to the gross estimated value of proven and probable reserves. The following table shows intangible assets by type and in total:

	December 30, 2023			December 31, 2022
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
Operating permits	$38,677	$(5,691)	$32,986	$38,677	$(4,109)	$34,568
Mineral leases	17,778	(7,676)	10,102	18,091	(7,056)	11,035
Reserve rights	25,586	(5,020)	20,566	25,242	(3,872)	21,370
Other	5,012	(585)	4,427	4,877	(466)	4,411
Total intangible assets	$87,053	$(18,972)	$68,081	$86,887	$(15,503)	$71,384

Amortization expense in fiscal 2023, 2022 and 2021 was $3.5 million, $3.5 million and $3.7 million, respectively. The estimated amortization expense for intangible assets for each of the next five years and thereafter is as follows:

2024	$3,365
2025	3,763
2026	3,935
2027	3,922
2028	3,925
Thereafter	49,171
Total	$68,081

(7) Accrued Expenses

Accrued expenses consisted of the following as of December 30, 2023 and December 31, 2022:

	2023	2022
Interest	$27,593	$24,625
Payroll and benefits	63,888	34,485
Finance lease obligations	4,020	6,959
Insurance	25,277	18,127
Accrued taxes	12,285	5,101
Deferred asset purchase payments	5,903	5,131
Professional fees	2,036	924
Other (1)	31,932	25,356
Total	$172,934	$120,708
______________________
(1)Consists primarily of current portion of asset retirement obligations and miscellaneous accruals.

(8) Debt

Debt consisted of the following as of December 30, 2023 and December 31, 2022:

	2023	2022
Term Loan, due 2027:
$504.5 million and $509.6 million, net of $4.0 million and $5.0 million discount at December 30, 2023 and December 31, 2022, respectively	$500,473	$504,549
6 1⁄2% Senior Notes, due 2027	300,000	300,000
5 1⁄4% Senior Notes, due 2029	700,000	700,000
7 1⁄4% Senior Notes, due 2031	800,000	—
Total	2,300,473	1,504,549
Current portion of long-term debt	3,822	5,096
Long-term debt	$2,296,651	$1,499,453
The contractual payments of long-term debt, including current maturities, for the five years subsequent to December 30, 2023, are as follows:

2024	$3,822
2025	6,369
2026	5,096
2027	789,177
2028	—
Thereafter	1,500,000
Total	2,304,464
Less: Original issue net discount	(3,991)
Less: Deferred financing costs	(13,012)
Total debt	$2,287,461

Senior Notes—On December 14, 2023, Summit LLC and Summit Finance (together, the “Issuers”) issued $800.0 million in aggregate principal amount of 7.250% senior notes due January 15, 2031 (the “2031 Notes”). The 2031 Notes were issued at 100.0% of their par value. The 2031 Notes were issued under an indenture dated as of December 14, 2023 (the "2031 Notes Indenture"). The 2031 Notes Indenture contains covenants limiting, among other things, Summit LLC and its restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of its assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The 2031 Notes Indenture also contains customary events of default. The gross proceeds of the 2031 Notes were held in escrow as of December 30, 2023 as the proceeds were restricted to use for the Argos USA cash consideration. The proceeds were released upon closing of the Argos USA Transaction on January 12, 2024 (see note 20). Interest on the 2031 Notes is payable semi-annually on January 15 and July 15 of each year commencing on July 15, 2024.

On September 27, 2021, the Issuers redeemed all $300.0 million in aggregate principal amount of their 5.125% senior notes due June 1, 2025 (the "2025 Notes") using existing cash on hand at a price equal to par plus an applicable premium and the indenture under which the 2025 Notes were issued was satisfied and discharged. As a result of the redemption, charges of $6.0 million were recognized in the quarter ended October 2, 2021, which included charges of $3.9 million for the applicable redemption premium and $2.1 million for the write-off of the deferred financing fees.

On August 11, 2020, the Issuers issued $700.0 million in aggregate principal amount of 5.250% senior notes due January 15, 2029 (the “2029 Notes”). The 2029 Notes were issued at 100.0% of their par value with proceeds of $690.4 million, net of related fees and expenses. The 2029 Notes were issued under an indenture dated August 11, 2020, the terms of which are generally consistent with the 2031 Notes Indenture. Interest on the 2029 Notes is payable semi-annually on January 15 and July 15 of each year commencing on January 15, 2021.

In August 2020, using the proceeds from the 2029 Notes, all of the outstanding $650.0 million 6.125% senior notes due 2023 (the “2023 Notes”) were redeemed at a price equal to par and the indenture under which the 2023 Notes were issued was satisfied and discharged. As a result of the extinguishment, charges of $4.1 million were recognized in the quarter ended September 26, 2020, which included charges of $0.8 million for the write-off of original issue discount and $3.3 million for the write-off of deferred financing fees.

On March 15, 2019, the Issuers issued $300.0 million in aggregate principal amount of 6.500% senior notes due March 15, 2027 (the “2027 Notes”). The 2027 Notes were issued at 100.0% of their par value with proceeds of $296.3 million, net of related fees and expenses. The 2027 Notes were issued under an indenture dated March 25, 2019, the terms of which are generally consistent with the 2031 Notes Indenture. Interest on the 2027 Notes is payable semi-annually on March 15 and September 15 of each year commencing on September 15, 2019.

As of December 30, 2023 and December 31, 2022, the Company was in compliance with all covenants under the applicable indentures.

Senior Secured Credit Facilities—As of December 30, 2023, Summit LLC had credit facilities that provide for term loans in an aggregate amount of $504.5 million and revolving credit commitments in an aggregate amount of $395.0 million (the “Senior Secured Credit Facilities”). Under the Senior Secured Credit Facilities, required quarterly amortization payments of 0.25% of the refinanced aggregate amount of term debt are due on the last business day of each March, June, September and December, commencing with the March 2023 payment. The interest rate on the term loan is variable based on either the base rate or Term SOFR rate and an applicable margin of (i) 2.00% per annum with respect to base rate borrowings and a floor of 1.00% per annum or (ii) 3.00% per annum with respect to Term SOFR borrowings, with a SOFR adjustment of 0.10% per annum and a floor of zero. The interest rate on the term loan was 8.57% as of December 30, 2023. In 2022, the Company repaid

$95.6 million of its term loan under provisions related to divestitures of businesses. The unpaid principal balance is due in full on the maturity date, which is December 14, 2027.

On January 12, 2024, Summit Materials, LLC entered into Amendment No. 7 to the credit agreement governing the Senior Secured Credit Facilities (the “Credit Agreement”), which among other things:

(1) establish new term loans in an aggregate principal amount of $1.010 billion (the "Term Loan Facility") bearing interest, at Summit LLC’s option, based on either the base rate or Term SOFR rate and an applicable margin of (i) 1.50% per annum with respect to base rate borrowings and a floor of 1.00% per annum or (ii) 2.50% per annum with respect to Term SOFR borrowings and a floor of zero, resulting in a current interest rate at the date of closing of 7.83%. Amendment No. 7 also extended the maturity date for the Term Loan Facility to January 12, 2029. In addition, the new term loan is subject to a 1.00% prepayment premium in respect of any principal amount repaid in connection with certain repricing transactions occurring within six months following the Amendment No. 7 Effective Date and requires quarterly amortization payments of 0.25% of the principal amount of the Term Loan Facility on the Amendment No. 7 effective date and due on the last business day or each March, June, September and December, commencing with the June 2024 payment. The proceeds of the new term loans were used to (i) fund a portion of the cash consideration in connection with the Argos USA closing (see note 20), (ii) refinance the $504.5 million of existing term loans outstanding and (iii) pay fees, commissions and expenses in connection with the foregoing;

(2) in respect of the revolving credit facility thereunder (the “Revolving Credit Facility”), (a) increase the total aggregate commitments under the Revolving Credit Facility from $395.0 million to $625.0 million and (b) reduce the applicable margin (with no leverage-based step downs) to (i) 1.50% per annum with respect to base rate borrowings and a floor of 1.00% per annum or (ii) 2.50% per annum with respect to Term SOFR borrowings and a floor of zero; and

(3) modify certain covenants to provide greater flexibility for Summit LLC under the Credit Agreement.

On January 10, 2023, Summit Materials, LLC entered into Amendment No. 6 to the Credit Agreement, which among other things, increased the maximum amount available under the Revolving Credit Facility to $395.0 million and extended the maturity date to January 10, 2028.

On December 14, 2022, Summit Materials, LLC entered into Amendment No. 5 to the Credit Agreement, which among other things, (a) refinanced the existing $509.6 million of existing term loans with new term loans under the Term Loan Facility and extended the maturity date to December 14, 2027.

As of December 30, 2023, the Term Loan Facility bears interest per annum equal to, at Summit LLC’s option, either (i) a base rate determined by reference to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate of Bank of America, N.A. and (c) Term SOFR plus 1.00%, plus an applicable margin of 2.00% per annum for base rate loans or (ii) Term SOFR plus an applicable margin of 3.00% per annum for Term SOFR rate loans. The revolving credit facility matures on January 10, 2028, provided that if more than $125 million of the 2027 Notes are outstanding as of December 14, 2026, then the maturity date of the revolving credit facility will be December 14, 2026.

There were no outstanding borrowings under the Revolving Credit Facility as of December 30, 2023 or December 31, 2022. As of December 30, 2023, we had remaining borrowing capacity of $374.1 million under the revolving credit facility, which is net of $20.9 million of outstanding letters of credit. The outstanding letters of credit are renewed annually and support required bonding on construction projects and the Company’s insurance liabilities.

Summit LLC’s Consolidated First Lien Net Leverage Ratio, as such term is defined in the Credit Agreement, should be no greater than 4.75:1.0 as of each quarter-end. As of December 30, 2023 and December 31, 2022, Summit LLC was in compliance with all financial covenants under the Credit Agreement.

Summit LLC’s wholly-owned domestic subsidiary companies, subject to certain exclusions and exceptions, are named as subsidiary guarantors of the Senior Notes and the Senior Secured Credit Facilities. In addition, Summit LLC has pledged substantially all of its assets as collateral, except for real property and subject to certain exclusions and exceptions, for the Senior Secured Credit Facilities.

The following table presents the activity for the deferred financing fees for the years ended December 30, 2023 and December 31, 2022:

Deferred financing fees
Balance—January 1, 2022	$13,049
Loan origination fees	1,557
Amortization	(2,655)
Write off of deferred financing fees	(462)
Balance—December 31, 2022	$11,489
Loan origination fees	5,599
Amortization	(2,464)
Write off of deferred financing fees	(161)
Balance—December 30, 2023	$14,463

Other—On January 15, 2015, the Company’s wholly-owned subsidiary in British Columbia, Canada entered into an agreement with HSBC Bank Canada, which was amended on November 30, 2020, for a (i) $6.0 million Canadian dollar (“CAD”) revolving credit commitment to be used for operating activities that bears interest per annum equal to the bank’s prime rate plus 0.20%, (ii) $0.5 million CAD revolving credit commitment to be used for capital equipment that bears interest per annum at the bank’s prime rate plus 0.20%, (iii) $1.5 million CAD revolving credit commitment to provide guarantees on behalf of that subsidiary and (iv) $10.0 million CAD revolving foreign exchange facility available to purchase foreign exchange forward contracts. There were no amounts outstanding under this agreement as of December 30, 2023 or December 31, 2022.

(9) Income Taxes
Summit LLC is a limited liability company and passes its tax attributes for federal and state tax purposes to its member and is generally not subject to federal or state income tax. However, certain subsidiaries, or subsidiary groups, file federal, state, and Canadian income tax returns due to their status as C corporations or laws within that jurisdiction. The provision for income taxes is primarily composed of federal, state and local income taxes for the subsidiary entities that have C corporation status.

For the years ended December 30, 2023, December 31, 2022 and January 1, 2022, income taxes consisted of the following:

	2023	2022	2021
Provision for income taxes:
Current	$17,705	$16,280	$8,459
Deferred	4,555	305	12,490
Income tax expense (benefit)	$22,260	$16,585	$20,949

The effective tax rate on pre-tax income differs from the U.S. statutory rate of 21% for 2023, 2022 and 2021, respectively, due to the following:

	2023	2022	2021
Income tax expense (benefit) at federal statutory tax rate	$48,765	$76,172	$40,303
Less: Income tax benefit at federal statutory tax rate for LLC entities	(39,936)	(63,498)	(27,821)
State and local income taxes	6,020	4,170	3,604
Permanent differences	5,787	787	427
Effective tax rate change	—	(491)	201
Basis differences from divestitures	—	3,314	3,766
Valuation allowance	—	(562)	—
Other	1,624	(3,307)	469
Income tax benefit	$22,260	$16,585	$20,949

The following table summarizes the components of the net deferred income tax asset (liability) as December 30, 2023 and December 31, 2022:

	2023	2022
Deferred tax (liabilities) assets:
Accelerated depreciation	$(57,334)	$(54,590)
Net operating loss	5,889	6,147
Investment in limited partnership	(30,049)	(24,630)
Net intangible assets	(4,023)	(3,236)
Mining reclamation reserve	1,188	1,010
Working capital (e.g., accrued compensation, prepaid assets)	1,831	651
Interest expense limitation carryforward	3,202	482
Net deferred tax liabilities	(79,296)	(74,166)
Less valuation allowance	(1,113)	(1,113)
Net deferred tax liability	$(80,409)	$(75,279)

The net deferred income tax liability as of December 30, 2023 and December 31, 2022, are included in other noncurrent liabilities on the consolidated balance sheets. As of December 30, 2023, Summit LLC had federal net operating loss carryforwards of $5.2 million, which expire between 2032 and 2034.

Valuation Allowance—The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible (including the effect of available carryback and carryforward periods) and tax-planning strategies. The deferred income tax asset related to net operating losses resides with two separate tax paying subsidiaries (or subsidiary groups) of Summit LLC. These tax payers have historically generated taxable income and forecast to continue generating taxable income; however, the use of a portion of the net operating may be limited.

	2023	2022
Valuation Allowance:
Beginning balance	$(1,113)	$(1,675)
Release of valuation allowance and other	—	562
Ending balance	$(1,113)	$(1,113)

As of December 30, 2023 and December 31, 2022, a $1.1 million and $1.1 million, respectively, valuation allowance has been recorded on net deferred tax assets where realization of our net operating losses are not more likely than not.
The Company does not have any unrecognized tax benefits as of December 30, 2023 or December 31, 2022. The Company records interest and penalties as a component of the income tax provision. No material interest or penalties were recognized in income tax expense during the years ended December 30, 2023 and December 31, 2022.
Tax years from 2016 to 2022 remain open and subject to audit by federal, Canadian and state tax authorities. No income tax expense or benefit was recognized in other comprehensive loss in 2022, 2021 or 2020.

Tax Distributions – The holders of Summit Holdings’ LP Units, including Summit Inc., incur U.S. federal, state and local income taxes on their share of any taxable income of Summit Holdings. The limited partnership agreement of Summit Holdings provides for pro rata cash distributions (“tax distributions”) to the holders of the LP Units in an amount generally calculated to provide each holder of LP Units with sufficient cash to cover its tax liability in respect of the LP Units. In general, these tax distributions are computed based on Summit Holdings’ estimated taxable income allocated to Summit Inc. multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate applicable to a corporate resident in New York, New York. No material distributions were made in the years ended December 30, 2023 and December 31, 2022.

Tax Receivable Agreement Interests - In the year ended December 30, 2023, Summit Materials, LLC purchased certain Tax Receivable Agreement ("TRA") interests from various former Summit Inc. equity holders for $132.4 million. The amount of future TRA payments that Summit Materials, LLC will receive from Summit Materials, Inc. is equal to the $132.4 million of consideration paid to the former holders to acquire the TRA interests. Summit Materials, LLC will receive $6.3 million in 2024 with the remaining $126.1 million to be received in the future.

(10) Members’ Interest

Summit LLC is a wholly owned indirect subsidiary of Summit Holdings, whose primary owner is Summit Inc. Summit Inc. was formed as a Delaware corporation on September 23, 2014. Its sole material asset is a controlling equity interest in Summit Holdings. Pursuant to a reorganization into a holding company structure (the “Reorganization”) in connection with Summit Inc.’s March 2015 initial public offering, Summit Inc. became a holding corporation operating and controlling all of the business and affairs of Summit Holdings and its subsidiaries, including Summit LLC.

Accumulated other comprehensive income (loss) - The changes in each component of accumulated other comprehensive income (loss) consisted of the following:

			Accumulated
		Foreign currency	other
	Change in	translation	comprehensive
	retirement plans	adjustments	income (loss)
Balance — January 1, 2022	$(7,243)	$(8,783)	$(16,026)
Postretirement liability adjustment	6,481	—	6,481
Foreign currency translation adjustment	—	(11,831)	(11,831)
Balance — December 31, 2022	$(762)	$(20,614)	$(21,376)
Postretirement liability adjustment	642	—	642
Foreign currency translation adjustment	—	4,925	4,925
Balance — December 30, 2023	$(120)	$(15,689)	$(15,809)

(11) Supplemental Cash Flow Information

Supplemental cash flow information for the years ended December 30, 2023, December 31, 2022 and January 1, 2022 was as follows:

	2023	2022	2021
Cash payments:
Interest	$99,035	$76,279	$81,592
Payments for income taxes, net	11,135	23,352	7,580
Operating cash payments on operating leases	10,361	9,483	10,955
Operating cash payments on finance leases	583	1,081	2,162
Finance cash payments on finance leases	7,204	16,245	17,278
Non cash investing and financing activities:
Accrued liabilities for purchases of property, plant and equipment	$15,030	$8,558	$13,730
Right of use assets obtained in exchange for operating lease obligations	6,976	17,300	11,528
Right of use assets obtained in exchange for finance leases obligations	10,971	(635)	1,125

(12) Stock-Based Compensation

Prior to the IPO and related Reorganization, the capital structure of Summit Holdings consisted of six different classes of limited partnership units, each of which was subject to unique distribution rights. In connection with the IPO and the related Reorganization, the limited partnership agreement of Summit Holdings was amended and restated to, among other things, modify its capital structure by creating LP Units. Holders of the LP Units periodically exchange their LP Units for shares of Class A common Stock of Summit Inc.

Omnibus Incentive Plan

Our 2015 Omnibus Incentive Plan (the "Plan") allows for grants of equity-based awards in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and other stock-based awards. The Plan authorizes the issuance of up to 17,500,000 shares of Class A common stock in the form of restricted stock units and stock options, of which 6.4 million shares of Class A common stock were available for future grants as of December 30, 2023.

Employee Stock Purchase Plan

At the May 2021 Annual Meeting, Summit Inc.'s stockholders approved the Summit Materials, Inc. 2021 Employee Stock Purchase Plan (the “ESPP”), which authorized 5,500,000 shares of Class A common stock for issuance under the ESPP. All eligible employees may voluntarily enroll to purchase the Class A common stock of Summit Inc. through payroll deductions at a price equal to 85% of the lower of the fair market values of the stock as of the beginning or the end of six-month offering periods. Compensation expense is measured as the discount the employee is entitled to upon purchase and is recognized over the offering period. As of December 30, 2023, 5.5 million shares of Class A common stock were reserved for future issuance through the ESPP, with 5.3 million shares available for issuance.

Restricted Stock

Restricted Stock with Service-Based Vesting—Under the Plan, the Compensation Committee of the Board of Directors (the “Compensation Committee”) has granted restricted stock to members of the Board of Directors, executive officers and other key employees. These awards contain service conditions associated with continued employment or service. The terms of the restricted stock provide voting and regular dividend rights to holders of the awards. Upon vesting, the restrictions on the restricted stock lapse and the shares are considered issued and outstanding for accounting purposes.

In each of 2023, 2022 and 2021, the Compensation Committee granted restricted stock to executives and key employees under the Plan as part of our annual equity award program, which vest over a one to three year period, subject to continued employment or service. From time to time, the Compensation Committee grants restricted stock to newly hired or promoted employees or other employees who have achieved extraordinary personal performance objectives.

Further, in each of 2023, 2022 and 2021, the Compensation Committee granted 32,304, 30,520 and 34,672 shares, respectively, to non-employee members of the Board of Directors for their annual service as directors. These restricted stock grants vest over a one year period.

In measuring compensation expense associated with the grant of restricted stock, we use the fair value of the award, determined as the closing stock price for our Class A common stock on the date of grant. Compensation expense is recorded monthly over the vesting period of the award.

Restricted stock with Service, Market-Condition-Based and Performance Based Vesting—In 2023, 2022 and 2021, the Compensation Committee granted restricted stock to certain members of our executive team as part of their annual compensation package. The restricted stock vests at the end of a three year performance period, based on our total stock return (“TSR”) ranking relative to companies in the S&P Building & Construction Select Industry Index, as well as increases in our return on invested capital, subject to continued employment.

Compensation expense is recorded monthly over the vesting period of the awards. The following table summarizes information for the equity awards granted in 2023:

	Options		Restricted Stock Units		Performance Stock Units		Warrants
		Weighted		Weighted		Weighted		Weighted
		average grant-	Number of	average grant-	Number of	average grant-		average grant-
	Number of	date fair value	restricted	date fair value	performance	date fair value	Number of	date fair value
	options	per unit	stock units	per unit	stock units	per unit	warrants	per unit
Beginning balance—December 31, 2022	280,582	$9.27	1,100,330	$26.12	412,612	$29.66	31,519	$18.00
Granted	—	—	607,354	31.28	170,486	33.86	—	—
Forfeited/ Canceled	—	—	(39,618)	28.99	(27,476)	27.79	—	—
Exercised	(11,937)	11.30	—	—	—	—	—	—
Vested	—	—	(597,113)	24.71	(122,075)	20.95	—	—
Balance—December 30, 2023	268,645	$9.35	1,070,953	$29.72	433,547	$33.88	31,519	$18.00

The fair value of the time-vesting options granted was estimated as of the grant date using the Black-Scholes-Merton model, which requires the input of subjective assumptions, including the expected volatility and the expected term. No options to purchase common stock were granted in 2023, 2022 and 2021. The fair value of the performance stock units granted was estimated as of the grant date using Monte Carlo simulations, which requires the input of subjective assumptions, including the expected volatility and the expected term.

	Performance Stock Units
	2023	2022	2021
Risk-free interest rate	4.41%	1.44%	0.29%
Dividend yield	N/A	N/A	N/A
Volatility	50%	67%	70%
Expected term	3 years	3 years	3 years

The risk-free rate is based on the yield at the date of grant of a U.S. Treasury security with a maturity period approximating the expected term. As Summit Holdings has not historically and does not plan to issue regular dividends, a dividend yield of zero was used. The volatility assumption is based on reported data of a peer group of publicly traded companies for which historical information was available adjusted for the Company’s capital structure. The expected term is based on expectations about future exercises and represents the period of time that the units granted are expected to be outstanding.

Compensation expense for time-vesting interests granted is based on the grant date fair value. The Company recognizes compensation costs on a straight-line basis over the service period, which is generally the vesting period of the award. Forfeitures are recognized as they occur. Share-based compensation expense, which is recognized in general and administrative expenses, totaled $20.3 million, $18.3 million and $19.7 million in the years ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively. As of December 30, 2023, unrecognized compensation cost totaled $23.0 million. The weighted average remaining contractual term over which the unrecognized compensation cost is to be recognized is 1.8 years as of year-end 2023.

As of December 30, 2023, the intrinsic value of outstanding options, restricted stock units and performance stock units was $5.0 million, $41.2 million and $16.7 million, respectively, and the remaining contractual term was 1.8 years, 0.9 years and 1.3 years, respectively. The weighted average strike price of 0.3 million exercisable stock options outstanding as of December 30, 2023 was $19.70 per share.

(13) Employee Benefit Plans

Defined Contribution Plan—The Company sponsors employee 401(k) savings plans for its employees, including certain union employees. The plans provide for various required and discretionary Company matches of employees’ eligible compensation contributed to the plans. The expense for the defined contribution plans was $15.3 million, $12.1 million and $10.9 million for the years ended December 30, 2023, December 31, 2022 and January 1, 2022, respectively.

Defined Benefit and Other Postretirement Benefits Plans—The Company’s subsidiary, Continental Cement, sponsors two noncontributory defined benefit pension plans for hourly and salaried employees. The plans are closed to new participants and benefits are frozen. Pension benefits for eligible hourly employees are based on a monthly pension factor for each year of credited service. Pension benefits for eligible salaried employees are generally based on years of service and average eligible compensation. Continental Cement also sponsors two unfunded healthcare and life insurance benefits plans for certain eligible retired employees.

The funded status of the pension and other postretirement benefit plans is recognized in the consolidated balance sheets as the difference between the fair value of plan assets and the benefit obligations. For defined benefit pension plans, the benefit obligation is the projected benefit obligation (“PBO”) and for the healthcare and life insurance benefits plans, the benefit obligation is the accumulated postretirement benefit obligation (“APBO”). The PBO represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. However, since the plans’ participants are not subject to future compensation increases, the plans’ PBO equals the accumulated benefit obligation (“ABO”). The APBO represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of assets held by an irrevocable trust fund for the sole benefit of participants. The measurement of the benefit obligations is based on the Company’s estimates and actuarial valuations. These valuations reflect the terms of the plan and use participant-specific information, such as compensation, age and years of service, as well as certain assumptions that require significant judgment, including estimates of discount rates, expected return on plan assets and mortality rates.

The Company uses December 31 as the measurement date for its defined benefit pension and other postretirement benefit plans.

Obligations and Funded Status—The following information is as of December 30, 2023 and December 31, 2022 and for the years ended December 30, 2023, December 31, 2022 and January 1, 2022:

	2023		2022
	Pension	Healthcare	Pension	Healthcare
	benefits	& Life Ins.	benefits	& Life Ins.
Change in benefit obligations:
Beginning of period	$19,037	$5,571	$25,266	$9,790
Service cost	53	28	68	35
Interest cost	938	262	640	239
Actuarial (gain) loss	158	(419)	(5,360)	(1,454)
Change in plan provision	—	—	—	(2,014)
Benefits paid	(1,540)	(416)	(1,577)	(1,025)
End of period	$18,646	$5,026	$19,037	$5,571

Change in fair value of plan assets:
Beginning of period	$17,043	$—	$20,004	$—
Actual return on plan assets	1,473	—	(1,606)	—
Employer contributions	—	416	222	1,025
Benefits paid	(1,540)	(416)	(1,577)	(1,025)
End of period	$16,976	$—	$17,043	$—

Funded status of plans	$(1,670)	$(5,026)	$(1,994)	$(5,571)
Current liabilities	$—	$(449)	$—	$(484)
Noncurrent liabilities	(1,670)	(4,577)	(1,994)	(5,087)
Liability recognized	$(1,670)	$(5,026)	$(1,994)	$(5,571)

Amounts recognized in accumulated other comprehensive income:
Net actuarial loss	$4,642	$1,389	$5,170	$1,919
Prior service cost	—	(2,752)	—	(3,167)
Total amount recognized	$4,642	$(1,363)	$5,170	$(1,248)

The amount recognized in accumulated other comprehensive income ("AOCI") is the actuarial loss (gain) and prior service cost, which has not yet been recognized in periodic benefit cost.

	2023		2022		2021
	Pension	Healthcare	Pension	Healthcare	Pension	Healthcare
	benefits	& Life Ins.	benefits	& Life Ins.	benefits	& Life Ins.
Amounts recognized in other comprehensive (income) loss:
Net actuarial (gain) loss	$(426)	$(419)	$(2,785)	$(1,454)	$(2,000)	$1,143
Prior service credit	—	—	—	(2,013)	—	—
Amortization of prior year service credit	—	415	—	296	—	241
Amortization of loss	(101)	(111)	(307)	(218)	(428)	(259)
Total amount recognized	$(527)	$(115)	$(3,092)	$(3,389)	$(2,428)	$1,125
Components of net periodic benefit cost:
Service cost	$53	$28	$68	$35	$58	$194
Interest cost	938	262	640	239	550	189
Amortization of loss	101	111	307	218	428	259
Expected return on plan assets	(888)	—	(970)	—	(898)	—
Amortization of prior service credit	—	(415)	—	(296)	—	(241)
Net periodic benefit (expense) cost	$204	$(14)	$45	$196	$138	$401

The pension and postretirement healthcare and life programs experienced losses during the year ended December 30, 2023 due to the change in discount rate. This change was offset by higher than expected investment returns and demographic gains.

Assumptions—Weighted-average assumptions used to determine the benefit obligations as of year-end 2023 and 2022 are:

	2023		2022
		Healthcare		Healthcare
	Pension benefits	& Life Ins.	Pension benefits	& Life Ins.
Discount rate	4.95%	4.88%	5.16%	5.09%
Expected long-term rate of return on plan assets	5.00%	N/A	5.00%	N/A

Weighted-average assumptions used to determine net periodic benefit cost for years ended December 30, 2023, December 31, 2022 and January 1, 2022:

	2023		2022		2021
		Healthcare		Healthcare		Healthcare
	Pension benefits	& Life Ins.	Pension benefits	& Life Ins.	Pension benefits	& Life Ins.
Discount rate	5.16%	5.09%	2.63%	2.31%	2.04%	1.82%
Expected long-term rate of return on plan assets	5.00%	N/A	5.00%	N/A	5.00%	N/A

The expected long-term return on plan assets is based upon the Plans’ consideration of historical and forward-looking returns and the Company’s estimation of what a portfolio, with the target allocation described below, will earn over a long-term horizon. The discount rate is derived using the FTSE Above Median Pension Discount Curve.

The assumed health care cost trend rate for year end 2023 was 6.75% grading to 4.46% in 2042. As of year-end 2022, the assumed trend rate was 7.00% grading to 4.46% in 2032. Assumed health care cost trend rates have a significant effect on the amounts reported for the Company’s healthcare and life insurance benefits plans.

Plan Assets—The defined benefit pension plans’ (the “Plans”) investment strategy is to minimize investment risk while generating acceptable returns. The Plans currently invest a relatively high proportion of the plan assets in fixed income securities, while the remainder is invested in equity securities, cash reserves and precious metals. The equity securities are diversified into funds with growth and value investment strategies. The target allocation for plan assets is as follows: equity securities—35%; fixed income securities—55%; cash reserves—5%; alternatives—4%; and precious metals—1%. The Plans’ current investment allocations are within the tolerance of the target allocation. The Company had no Level 3 investments as of or for the years ended December 30, 2023 and December 31, 2022.

At year-end 2023 and 2022, the Plans’ assets were invested predominantly in fixed-income securities and publicly traded equities, but may be invested in other asset classes in the future subject to the parameters of the investment policy. The Plans’ investments in fixed-income assets include U.S. Treasury and U.S. agency securities and corporate bonds. The Plans’ investments in equity assets include U.S. and international securities and equity funds. The Company estimates the fair value of the Plans’ assets using various valuation techniques and, to the extent available, quoted market prices in active markets or observable market inputs. The descriptions and fair value methodologies for the Plans’ assets are as follows:

Fixed Income Securities—Corporate and government bonds are classified as Level 2 assets, as they are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields and credit ratings.

Equity Securities—Equity securities are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

Cash—The carrying amounts of cash approximate fair value due to the short-term maturity.

Precious Metals—Precious metals are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

The fair value of the Plans’ assets by asset class and fair value hierarchy level as of December 30, 2023 and December 31, 2022 are as follows:

	2023
		Quoted prices in active
	Total fair	markets for identical	Observable
	value	assets (Level 1)	inputs (Level 2)
Fixed income securities:
Intermediate—government	$4,060	$4,060	$—
Intermediate—corporate	1,386	—	1,386
Short-term—government	1,424	1,424	—
Short-term—corporate	460	—	460
International	1,113	—	1,113
Equity securities:
U.S. Large cap value	1,611	1,611	—
U.S. Large cap growth	1,082	1,082	—
U.S. Mid cap value	648	648	—
U.S. Mid cap growth	466	466	—
U.S. Small cap value	662	662	—
U.S. Small cap growth	467	467	—
International	1,082	359	723
Emerging Markets	344	344	—
Commodities Broad Basket	844	183	661
Cash	1,327	1,327	—
Total	$16,976	$12,633	$4,343

	2022
		Quoted prices in active
	Total fair	markets for identical	Observable
	value	assets (Level 1)	inputs (Level 2)
Fixed income securities:
Intermediate—government	$4,849	$4,849	$—
Intermediate—corporate	2,754	—	2,754
Short-term—government	531	531	—
Short-term—corporate	538	—	538
International	836	—	836
Equity securities:
U.S. Large cap value	1,635	1,635	—
U.S. Large cap growth	997	997	—
U.S. Mid cap value	630	630	—
U.S. Mid cap growth	439	439	—
U.S. Small cap value	607	607	—
U.S. Small cap growth	422	422	—
International	745	—	745
Emerging Markets	740	740	—
Commodities Broad Basket	185	185	—
Cash	1,135	1,135	—
Total	$17,043	$12,170	$4,873

Cash Flows—The Company does not expect to contribute to its pension plans during 2024 and expects to contribute $0.4 million to its postretirement healthcare and life insurance benefits plans.

The estimated benefit payments for each of the next five years and the five-year period thereafter are as follows:

	Pension	Healthcare and Life
	benefits	Insurance Benefits
2024	$1,665	$449
2025	1,626	467
2026	1,593	483
2027	1,568	506
2028	1,529	517
2029 - 2033	6,973	2,226

Multiemployer Pension Plans— In 2018, through an acquisition, the Company assumed an obligation to contribute to a number of multiemployer defined benefit pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in multiemployer pension plans are different from single-employer plans. Assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers. If a participating employer ceases contributing to the plan, the unfunded obligations of the plan are the responsibility of the remaining participating employers.

The Company's participation in these plans for the annual period ended December 31, 2023, is outlined in the table below. The ''EIN/Pension Plan Number" column provides the Employer Identification Number (EIN) and the three-digit plan number, if applicable. Unless otherwise noted, the most recent Pension Protection Act (PPA) zone status available in 2023 and 2022 is for the plan 's year end at December 31, 2023, and December 31, 2022, respectively. The zone status is based on information the Company received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are less than 80% funded and plans in the green zone are at least 80% funded. The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented. The "Surcharge Imposed" column indicates whether a surcharge has been imposed on contributions to the plan. The last column lists the expiration date(s) of the collective-bargaining agreement(s) to which the plans are subject. There have been no significant changes that affect the comparability of 2023 and 2022 contributions.

								Expiration Date of
		Pension Protection Act		FIP/RP Status	Contributions of Company			Collective-
Pension	EIN/ Pension	Zone Status		Pending/	($ in thousands)		Surcharge	Bargaining
Trust Fund	Plan Number	2023	2022	Implemented	2023	2022	Imposed	Agreement
Construction Industry Laborers Pension Fund	43-6060737/001	Green - as of December 31, 2022	Green - as of December 31, 2021	None	$109	$108	No	3/31/2026
Operating Engineers Local 101 Pension Plan	43-6059213/001	Green - as of December 31, 2022	Green - as of December 31, 2021	None	21	21	No	3/31/2026
Total Contributions					$130	$129

The Company was not listed as providing more than 5% of the total contributions for the Operating Engineers Local 101 Pension Plan or the Construction Industry Laborers Pension Fund for the plan years 2023 and 2022 per the plans' Forms 5500. As of the date of the filing of this annual report on Form 10-K, Forms 5500 were not available for the plan year ending December 31, 2023.

(14) Accrued Mining and Landfill Reclamation

The Company has asset retirement obligations arising from regulatory or contractual requirements to perform certain reclamation activities at the time that certain quarries and landfills are closed, which are primarily included in other noncurrent liabilities on the consolidated balance sheets. The current portion of the liabilities, $5.1 million and $4.0 million as of December 30, 2023 and December 31, 2022, respectively, is included in accrued expenses on the consolidated balance sheets. The total undiscounted anticipated costs for site reclamation as of December 30, 2023 and December 31, 2022 were $141.8 million and $124.9 million, respectively. The liabilities were initially measured at fair value and are subsequently adjusted for accretion expense, payments and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset’s remaining useful life. The following table presents the activity for the asset retirement obligations for the years ended December 30, 2023 and December 31, 2022:

	2023	2022
Beginning balance	$40,259	$45,051
Acquired obligations	802	739
Change in cost estimate	8,316	(1,238)
Settlement of reclamation obligations	(2,295)	(2,756)
Dispositions	(309)	(4,150)
Accretion expense	3,132	2,613
Ending balance	$49,905	$40,259

(15) Commitments and Contingencies

The Company is party to certain legal actions arising from the ordinary course of business activities. Accruals are recorded when the outcome is probable and can be reasonably estimated. While the ultimate results of claims and litigation cannot be predicted with certainty, management expects that the ultimate resolution of all current pending or threatened claims and litigation will not have a material effect on the Company’s consolidated financial position, results of operations or liquidity. The Company records legal fees as incurred.

In March 2018, we were notified of an investigation by the Canadian Competition Bureau (the “CCB”) into pricing practices by certain asphalt paving contractors in British Columbia, including Winvan Paving, Ltd. (“Winvan”). We believe the investigation is focused on time periods prior to our April 2017 acquisition of Winvan and we are cooperating with the CCB.

Although we currently do not believe this matter will have a material adverse effect on our business, financial condition or results of operations, we are currently not able to predict the ultimate outcome or cost of the investigation.

Environmental Remediation and Site Restoration—The Company’s operations are subject to and affected by federal, state, provincial and local laws and regulations relating to the environment, health and safety and other regulatory matters. These operations require environmental operating permits, which are subject to modification, renewal and revocation. The Company regularly monitors and reviews its operations, procedures and policies for compliance with these laws and regulations. Despite these compliance efforts, risk of environmental liability is inherent in the operation of the Company’s business, as it is with other companies engaged in similar businesses and there can be no assurance that environmental liabilities or noncompliance will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.

Other—The Company is obligated under various firm purchase commitments for certain raw materials and services that are in the ordinary course of business. Management does not expect any significant changes in the market value of these goods and services during the commitment period that would have a material adverse effect on the financial condition, results of operations and cash flows of the Company. The terms of the purchase commitments generally approximate one year.

(16) Leases

We lease construction and office equipment, distribution facilities and office space. Leases with an initial term of 12 months or less, including month to month leases, are not recorded on the balance sheet. Lease expense for short-term leases is recognized on a straight line basis over the lease term. For lease agreements we have entered into or reassessed, we combine lease and nonlease components. While we also own mineral leases for mining operations, those leases are outside the scope of ASU No. 2016-2, Leases (Topic 842). Assets acquired under finance leases are included in property, plant and equipment.

Many of our leases include options to purchase the leased equipment. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. The components of lease expense were as follows:

	2023	2022	2021
Operating lease cost	$11,347	$9,543	$10,650
Variable lease cost	183	243	382
Short-term lease cost	43,052	42,320	42,764
Financing lease cost:
Amortization of right-of-use assets	2,692	5,659	9,902
Interest on lease liabilities	584	1,081	2,097
Total lease cost	$57,858	$58,846	$65,795

	2023	2022
Supplemental balance sheet information related to leases:
Operating leases:
Operating lease right-of-use assets	$36,553	$37,889

Current operating lease liabilities	$8,596	$7,296
Noncurrent operating lease liabilities	33,230	35,737
Total operating lease liabilities	$41,826	$43,033
Finance leases:
Property and equipment, gross	$30,136	$32,119
Less accumulated depreciation	(12,088)	(14,992)
Property and equipment, net	$18,048	$17,127

Current finance lease liabilities	$4,020	$6,959
Long-term finance lease liabilities	14,357	7,167
Total finance lease liabilities	$18,377	$14,126

	2023	2022
Weighted average remaining lease term (years):
Operating leases	8.4	9.1
Finance lease	6.0	2.8

Weighted average discount rate:
Operating leases	5.1%	4.7%
Finance leases	7.7%	5.3%

Maturities of lease liabilities, as of December 30, 2023, were as follows:
	Operating Leases	Finance Leases
2024	$10,454	$5,221
2025	8,287	4,169
2026	6,522	2,769
2027	4,822	2,585
2028	3,457	2,384
Thereafter	17,674	6,288
Total lease payments	51,216	23,416
Less imputed interest	(9,390)	(5,039)
Present value of lease payments	$41,826	$18,377

The Company has lease agreements associated with quarry facilities under which royalty payments are made. The payments are generally based on tons sold in a particular period; however, certain agreements have minimum annual payments. Royalty expense recorded in cost of revenue during the years ended December 30, 2023, December 31, 2022 and January 1, 2022 was $35.8 million, $33.5 million and $34.8 million, respectively. Minimum contractual commitments for the subsequent five years under royalty agreements are as follows:

Royalty
Agreements
2024	$12,517
2025	12,235
2026	11,151
2027	10,749
2028	10,243

(17) Fair Value of Financial Instruments

Fair Value Measurements—Certain acquisitions made by the Company require the payment of contingent amounts of purchase consideration. These payments are contingent on specified operating results being achieved in periods subsequent to the acquisition and will only be made if earn-out thresholds are achieved. Contingent consideration obligations are measured at fair value each reporting period. Any adjustments to fair value are recognized in earnings in the period identified.

The fair value of contingent consideration as of December 30, 2023 and December 31, 2022 was:

	2023	2022
Current portion of acquisition-related liabilities and Accrued expenses:
Contingent consideration	$139	$336
Acquisition-related liabilities and Other noncurrent liabilities:
Contingent consideration	$9,254	$4,981

The fair value accounting guidance establishes the following fair value hierarchy that prioritizes the inputs used to measure fair value:

Level  1 —  Quoted prices in active markets for identical assets and liabilities.
Level 2 —  Observable inputs, other than quoted prices, for similar assets or liabilities in active markets.
Level 3 —  Unobservable inputs, which includes the use of valuation models.

Financial Instruments—The Company’s financial instruments include debt and certain acquisition-related liabilities (deferred consideration and noncompete obligations). The carrying value and fair value of these financial instruments as of December 30, 2023 and December 31, 2022 were:

	December 30, 2023		December 31, 2022
	Fair Value	Carrying Value	Fair Value	Carrying Value
Level 1
Long-term debt(1)	$2,329,606	$2,300,473	$1,447,673	$1,504,549
Level 3
Current portion of deferred consideration and noncompete obligations(2)	6,868	6,868	13,382	13,382
Long term portion of deferred consideration and noncompete obligations(3)	18,767	18,767	24,070	24,070
______________________
(1)    $3.8 million and $5.1 million was included in current portion of debt as of December 30, 2023 and December 31, 2022, respectively.
(2)    Included in current portion of acquisition-related liabilities on the consolidated balance sheets.
(3)    Included in acquisition-related liabilities on the consolidated balance sheets.

Level 1 fair values are used to value investments in publicly-traded entities and assumed obligations for publicly-traded long-term debt.

Level 2 fair values are typically used to value acquired receivables, inventories, machinery and equipment, land, buildings, deferred income tax assets and liabilities, liabilities for asset retirement obligations, environmental remediation and compliance obligations. Additionally, Level 2 fair values are typically used to value assumed contracts at other-than-market rates.

Level 3 fair values are used to value acquired mineral reserves and leased mineral interests and other identifiable intangible assets. The fair values of mineral reserves and leased mineral interests are determined using an excess earnings approach, which requires management to estimate future cash flows. The estimate of future cash flows is based on available historical information and forecasts determined by management, but is inherently uncertain. Key assumptions in estimating future cash flows include sales price, volumes and expected profit margins, net of capital requirements. The present value of the projected net cash flows represents the fair value assigned to mineral reserves and mineral interests. The discount rate is a significant assumption used in the valuation model and is based on the required rate of return that a hypothetical market participant would assume if purchasing the acquired business.

The Level 3 fair values of contingent consideration were based on projected probability-weighted cash payments and a 10.0% discount rate, which reflects a market discount rate. Changes in fair value may occur as a result of a change in actual or projected cash payments, the probability weightings applied by the Company to projected payments or a change in the discount rate. Significant increases or decreases in any of these inputs in isolation could result in a lower, or higher, fair value measurement. There were no material adjustments to the fair value of contingent consideration in 2023 or 2022. The fair values of the deferred consideration and noncompete obligations were determined based on the cash payment terms in the purchase agreements and a discount rate reflecting the Company’s credit risk. The discount rate used is generally consistent with that used when the obligations were initially recorded.

Securities with a maturity of three months or less are considered cash equivalents and the fair value of these assets approximates their carrying value.

(18) Segment Information

The Company has three operating segments: West, East and Cement, which are its reporting segments. These segments are consistent with the Company’s management reporting structure. The operating results of each segment are regularly reviewed and evaluated by the Chief Executive Officer, the Company’s Chief Operating Decision Maker (“CODM”). The CODM primarily evaluates the performance of the Company's segments and allocates resources to them based on a segment profit metric that we call Adjusted EBITDA, which is computed as earnings from continuing operations before interest, taxes, depreciation, depletion, amortization, accretion, share-based compensation, and transaction costs, as well as various other non-recurring, non-cash amounts.

The West and East segments have several acquired subsidiaries that are engaged in various activities including quarry mining, aggregate production and contracting. The Cement segment is engaged in the production of Portland cement. Assets employed by each segment include assets directly identified with those operations. Corporate assets consist primarily of cash, property, plant and equipment for corporate operations and other assets not directly identifiable with a reportable business segment. The accounting policies applicable to each segment are consistent with those used in the consolidated financial statements.

The following tables display selected financial data for the Company’s reportable business segments as of and for the years ended December 30, 2023, December 31, 2022 and January 1, 2022:

	2023	2022	2021
Revenue*:
West	$1,586,611	$1,390,307	$1,262,061
East	650,207	664,479	849,374
Cement	382,650	357,736	298,234
Total revenue	$2,619,468	$2,412,522	$2,409,669
______________________
*   Intercompany sales are immaterial and the presentation above only reflects sales to external customers.

	2023	2022	2021
Income from operations before taxes	$232,216	$362,722	$191,920
Interest expense	114,155	86,969	92,178
Depreciation, depletion and amortization	214,418	197,837	226,442
Accretion	3,132	2,613	2,924
Loss on debt financings	493	1,737	6,016
(Gain) loss on sale of businesses	(14,966)	(172,389)	(20,011)
Non-cash compensation	20,326	18,347	19,705
Argos USA acquisition and integration costs	25,591	—	—
Other	(17,355)	(6,360)	908
Total Adjusted EBITDA	$578,010	$491,476	$520,082

Total Adjusted EBITDA by Segment:
West	$331,136	$280,557	$271,560
East	150,609	129,203	181,483
Cement	144,040	125,582	117,159
Corporate and other	(47,775)	(43,866)	(50,120)
Total Adjusted EBITDA	$578,010	$491,476	$520,082

	2023	2022	2021
Purchases of property, plant and equipment
West	$136,922	$123,085	$94,056
East	59,505	84,323	89,727
Cement	41,338	44,950	26,962
Total reportable segments	237,765	252,358	210,745
Corporate and other	17,854	14,375	1,237
Total purchases of property, plant and equipment	$255,619	$266,733	$211,982

	2023	2022	2021
Depreciation, depletion, amortization and accretion:
West	$111,300	$97,892	$99,470
East	62,656	63,297	86,623
Cement	39,307	36,028	39,024
Total reportable segments	213,263	197,217	225,117
Corporate and other	4,287	3,233	4,249
Total depreciation, depletion, amortization and accretion	$217,550	$200,450	$229,366

	2023	2022	2021
Total assets:
West	$1,837,214	$1,565,776	$1,512,298
East	1,171,944	1,151,223	1,292,638
Cement	904,508	873,604	844,086
Total reportable segments	3,913,666	3,590,603	3,649,022
Corporate and other	1,298,863	529,103	386,537
Total	$5,212,529	$4,119,706	$4,035,559

(19) Subsequent Event - Acquisition of Argos North America Corp.

In January 2024, Summit completed a merger with Argos North America Corporation ("Argos USA"), Cementos Argos S.A., Argos SEM LLC and Valle Cement Investments, Inc., pursuant to which Summit acquired all of the outstanding equity interests (the "Transaction") of Argos USA from the Argos SEM LLC and Valle Cement Investments, Inc. in exchange for $1.2 billion of cash, the issuance of 54,720,000 shares of the Company's Class A common stock and one preferred share in a transaction valued at approximately $3.2 billion. The cash consideration was funded from the net proceeds of an $800 million offering of Senior Notes due 2031 and new term loan borrowings under our current credit facility. The purchase price is subject to customary adjustments, with any upward or downward adjustments made against the cash consideration. The Transaction Agreement, dated as of September 7, 2023, contains customary representations and warranties, covenants and agreements, including a Stockholder Agreement.

The Argos USA assets include four integrated cement plants, two grinding facilities, 140 ready-mix concrete plants, eight ports and 10 inland terminals across the East and Gulf Coast regions, with a total installed cement grinding capacity of 9.6 million tons per annum and a total import capacity of 5.4 million tons of cement per annum. The import facilities allow the importing of cement from other countries, including a minimum quantity from a cement plant in Cartagena, Colombia, owned by Cementos Argos S.A., as stipulated under a cement supply agreement entered into upon the closing of the Transaction. The Argos USA assets included 1.1 billion tons of reserves and resources in four quarries.

The following unaudited pro forma financial information summarizes the results of operations for the Company and Argos USA as though the companies merged as of January 1, 2022. Financial information for 2023 does not reflect any cost savings or associated costs to achieve such savings from operating efficiencies or synergies that may result from the merger. However, we have reflected elimination of royalties expenses paid to the parent of Argos USA which will not be incurred post merger. We have also adjusted for expenses incurred by Argos USA as they pursed an initial public offering and the merger with the Company, as well as interest expense adjustments to reflect the payoff of Argos USA debt obligations and new debt issued by the Company described above.

	2023	2022
($ in thousands)
Total Revenues	$4,328,054	$3,977,955
Net income attributable to Summit Inc.	$392,335	$286,479

The pro forma financial information is provided for informational purposes only and do not purport to represent what the actual consolidated results of operations of the combined company would have been had the transaction occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations.

(20) Senior Notes’ Guarantor and Non-Guarantor Financial Information

Summit LLC’s domestic wholly-owned subsidiary companies other than Finance Corp. are named as guarantors (collectively, the “Guarantors”) of the Senior Notes. Certain other partially-owned subsidiaries and a non-U.S. entity do not guarantee the Senior Notes (collectively, the “Non-Guarantors”). The Guarantors provide a joint and several, full and unconditional guarantee of the Senior Notes.
There are no significant restrictions on Summit LLC’s ability to obtain funds from any of the Guarantor Subsidiaries in the form of dividends or loans. Additionally, there are no significant restrictions on a Guarantor Subsidiary’s ability to obtain funds from Summit LLC or its direct or indirect subsidiaries.
The following condensed consolidating balance sheets, statements of operations and cash flows are provided for the Issuers, the Wholly-owned Guarantors and the Non-Guarantors. Earnings from subsidiaries are included in other income in the condensed consolidated statements of operations below. The financial information may not necessarily be indicative of the financial position, results of operations or cash flows had the guarantor or non-guarantor subsidiaries operated as independent entities.

Condensed Consolidating Balance Sheets
December 30, 2023

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$310,410	$3,115	$44,899	$(2,755)	$355,669
Restricted cash	800,000	—	—	—	800,000
Accounts receivable, net	6,441	255,836	24,998	(23)	287,252
Intercompany receivables	1,087,570	2,331,879	—	(3,419,449)	—
Cost and estimated earnings in excess of billings	—	9,228	1,061	—	10,289
Inventories	—	234,738	6,612	—	241,350
Other current assets	11,480	13,264	645	—	25,389
Total current assets	2,215,901	2,848,060	78,215	(3,422,227)	1,719,949
Property, plant and equipment, net	35,812	1,858,020	82,988	—	1,976,820
Goodwill	—	1,167,685	58,176	—	1,225,861
Intangible assets, net	—	63,655	4,426	—	68,081
Operating lease right-of-use assets	3,749	28,511	4,293	—	36,553
Other assets	5,384,259	235,719	933	(5,435,646)	185,265
Total assets	$7,639,721	$6,201,650	$229,031	$(8,857,873)	$5,212,529
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$3,822	$—	$—	$—	$3,822
Current portion of acquisition-related liabilities	—	7,007	—	—	7,007
Accounts payable	4,290	111,061	8,293	(23)	123,621
Accrued expenses	88,318	82,065	5,306	(2,755)	172,934
Current operating lease liabilities	804	7,230	562	—	8,596
Intercompany payables	2,890,124	525,230	4,095	(3,419,449)	—
Billings in excess of costs and estimated earnings	—	7,280	948	—	8,228
Total current liabilities	2,987,358	739,873	19,204	(3,422,227)	324,208
Long-term debt	2,283,639	—	—	—	2,283,639
Acquisition-related liabilities	—	28,021	—	—	28,021
Noncurrent operating lease liabilities	7,951	21,587	3,692	—	33,230
Other noncurrent liabilities	5,768	196,759	119,820	(133,921)	188,426
Total liabilities	5,284,716	986,240	142,716	(3,556,148)	2,857,524
Total members' interest	2,355,005	5,215,410	86,315	(5,301,725)	2,355,005
Total liabilities and members' interest	$7,639,721	$6,201,650	$229,031	$(8,857,873)	$5,212,529

Condensed Consolidating Balance Sheets
December 31, 2022

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$498,307	$2,864	$26,298	$(7,018)	$520,451
Accounts receivable, net	1,528	233,039	22,127	(25)	256,669
Intercompany receivables	329,744	1,937,390	—	(2,267,134)	—
Cost and estimated earnings in excess of billings	—	5,861	649	—	6,510
Inventories	—	206,418	6,073	—	212,491
Other current assets	4,755	16,341	1,159	—	22,255
Total current assets	834,334	2,401,913	56,306	(2,274,177)	1,018,376
Property, plant and equipment, net	21,306	1,710,972	81,424	—	1,813,702
Goodwill	—	1,076,935	56,611	—	1,133,546
Intangible assets, net	—	66,972	4,412	—	71,384
Operating lease right-of-use assets	4,665	28,310	4,914	—	37,889
Other assets	4,599,488	204,644	1,220	(4,760,543)	44,809
Total assets	$5,459,793	$5,489,746	$204,887	$(7,034,720)	$4,119,706
Liabilities and Members' Interest
Current liabilities:
Current portion of debt	$5,096	$—	$—	$—	$5,096
Current portion of acquisition-related liabilities	—	13,718	—	—	13,718
Accounts payable	3,553	93,096	7,806	(25)	104,430
Accrued expenses	54,417	70,433	2,876	(7,018)	120,708
Current operating lease liabilities	921	5,637	738	—	7,296
Intercompany payables	1,750,352	513,494	3,288	(2,267,134)	—
Billings in excess of costs and estimated earnings	—	4,956	783	—	5,739
Total current liabilities	1,814,339	701,334	15,491	(2,274,177)	256,987
Long-term debt	1,488,569	—	—	—	1,488,569
Acquisition-related liabilities	—	29,051	—	—	29,051
Noncurrent operating lease liabilities	8,726	22,871	4,140	—	35,737
Other noncurrent liabilities	5,009	208,185	117,439	(164,421)	166,212
Total liabilities	3,316,643	961,441	137,070	(2,438,598)	1,976,556
Total members' interest	2,143,150	4,528,305	67,817	(4,596,122)	2,143,150
Total liabilities and members' interest	$5,459,793	$5,489,746	$204,887	$(7,034,720)	$4,119,706

Condensed Consolidating Statements of Operations and Comprehensive Income
Year Ended December 30, 2023

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$2,494,870	$129,751	$(5,153)	$2,619,468
Cost of revenue (excluding items shown separately below)	—	1,777,594	89,967	(5,153)	1,862,408
General and administrative expenses	69,681	152,212	6,987	—	228,880
Depreciation, depletion, amortization and accretion	4,287	202,235	11,028	—	217,550
Operating (loss) income	(73,968)	362,829	21,769	—	310,630
Other income, net	(456,649)	(2,108)	(2,451)	440,433	(20,775)
Interest expense (income)	167,796	(59,123)	5,482	—	114,155
Gain on sale of business	—	(14,966)	—	—	(14,966)
Income from operation before taxes	214,885	439,026	18,738	(440,433)	232,216
Income tax expense	4,929	12,167	5,164	—	22,260
Net income attributable to Summit LLC	$209,956	$426,859	$13,574	$(440,433)	$209,956
Comprehensive income attributable to member of Summit Materials, LLC	$215,523	$426,217	$8,649	$(434,866)	$215,523

Condensed Consolidating Statements of Operations and Comprehensive Income
Year ended December 31, 2022

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$2,297,761	$124,314	$(9,553)	$2,412,522
Cost of revenue (excluding items shown separately below)	—	1,683,024	89,706	(9,553)	1,763,177
General and administrative expenses	63,279	110,141	6,428	—	179,848
Depreciation, depletion, amortization and accretion	3,232	185,883	11,335	—	200,450
Operating (loss) income	(66,511)	318,713	16,845	—	269,047
Other income, net	(425,356)	(1,850)	(354)	419,305	(8,255)
Interest expense (income)	141,892	(60,403)	5,480	—	86,969
Gain on sale of business	(131,437)	(40,952)	—	—	(172,389)
Income from operation before taxes	348,390	421,918	11,719	(419,305)	362,722
Income tax expense	2,253	11,307	3,025	—	16,585
Net income attributable to Summit LLC	$346,137	$410,611	$8,694	$(419,305)	$346,137
Comprehensive income attributable to member of Summit Materials, LLC	$340,787	$404,130	$20,525	$(424,655)	$340,787

Condensed Consolidating Statements of Operations and Comprehensive Income
Year ended January 1, 2022

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Revenue	$—	$2,307,127	$116,408	$(13,866)	$2,409,669
Cost of revenue (excluding items shown separately below)	—	1,665,196	85,080	(13,866)	1,736,410
General and administrative expenses	70,384	116,374	4,070	—	190,828
Depreciation, depletion, amortization and accretion	4,249	213,900	11,217	—	229,366
Operating (loss) income	(74,633)	311,657	16,041	—	253,065
Other (income) loss, net	(382,983)	(15,891)	(588)	388,440	(11,022)
Interest expense (income)	135,206	(48,529)	5,501	—	92,178
Gain on sale of business	—	(20,011)	—	—	(20,011)
Income from continuing operations before taxes	173,144	396,088	11,128	(388,440)	191,920
Income tax (benefit) expense	2,173	16,079	2,697	—	20,949
Net income attributable to member of Summit Materials, LLC	$170,971	$380,009	$8,431	$(388,440)	$170,971
Comprehensive income (loss) attributable to member of Summit Materials, LLC	$173,528	$378,706	$7,177	$(385,883)	$173,528

Condensed Consolidating Statements of Cash Flows
For the year ended December 30, 2023

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(114,700)	$525,582	$28,058	$—	$438,940
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(239,508)	—	—	(239,508)
Purchase of property, plant and equipment	(17,854)	(231,190)	(6,575)	—	(255,619)
Proceeds from the sale of property, plant, and equipment	—	13,919	505	—	14,424
Proceeds from the sale of a business	—	65,576	—	—	65,576
Other	—	(5,137)	—	—	(5,137)
Net cash used in investing activities	(17,854)	(396,340)	(6,070)	—	(420,264)
Cash flow from financing activities:
Capital distributions to member	(240,857)	241,104	—	—	247
Net proceeds from debt issuance	800,000	—	—	—	800,000
Loans received from and payments made on loans from other Summit Companies	349,610	(349,370)	(4,503)	4,263	—
Payments on long-term debt	(5,096)	(5,284)	—	—	(10,380)
Cash paid for tax receivable agreement interests	(132,449)	—	—	—	(132,449)
Payments on acquisition-related liabilities	—	(12,367)	—	—	(12,367)
Debt issuance costs	(5,599)	—	—	—	(5,599)
Distributions from partnership	(19,042)	—	—	—	(19,042)
Other	(1,910)	(3,074)	(215)	—	(5,199)
Net cash provided by (used in) financing activities	744,657	(128,991)	(4,718)	4,263	615,211
Impact of cash on foreign currency	—	—	1,331	—	1,331
Net increase (decrease) in cash and cash equivalents and restricted cash	612,103	251	18,601	4,263	635,218
Cash and cash equivalents and restricted cash—beginning of period	498,307	2,864	26,298	(7,018)	520,451
Cash and cash equivalents and restricted cash—end of period	$1,110,410	$3,115	$44,899	$(2,755)	$1,155,669

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2022

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(126,319)	$386,579	$23,293	$—	$283,553
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(22,730)	—	—	(22,730)
Purchase of property, plant and equipment	(14,374)	(243,522)	(8,837)	—	(266,733)
Proceeds from the sale of property, plant, and equipment	—	14,864	510	—	15,374
Proceeds from the sale of a business	5,924	367,149	—	—	373,073
Other	—	(3,162)	—	—	(3,162)
Net cash (used in) provided by investing activities	(8,450)	112,599	(8,327)	—	95,822
Cash flow from financing activities:
Capital distributions to member	(64,238)	22,730	—	—	(41,508)
Loans received from and payments made on loans from other Summit Companies	498,688	(490,786)	(5,568)	(2,334)	—
Payments on long-term debt	(105,496)	(17,040)	—	—	(122,536)
Payments on acquisition-related liabilities	—	(13,428)	—	—	(13,428)
Debt issuance costs	(1,557)	—	—	—	(1,557)
Distributions from partnership	(59,392)	—	—	—	(59,392)
Other	27	(54)	—	—	(27)
Net cash provided by (used in) financing activities	268,032	(498,578)	(5,568)	(2,334)	(238,448)
Impact of cash on foreign currency	—	—	(1,437)	—	(1,437)
Net increase (decrease) in cash and cash equivalents	133,263	600	7,961	(2,334)	139,490
Cash and cash equivalents—beginning of period	365,044	2,264	18,337	(4,684)	380,961
Cash and cash equivalents—end of period	$498,307	$2,864	$26,298	$(7,018)	$520,451

Condensed Consolidating Statements of Cash Flows
For the year ended January 1, 2022

		100%
		Owned	Non-
	Issuers	Guarantors	Guarantors	Eliminations	Consolidated
Net cash (used in) provided by operating activities	$(136,008)	$471,106	$26,831	$—	$361,929
Cash flow from investing activities:
Acquisitions, net of cash acquired	—	(19,513)	—	—	(19,513)
Purchase of property, plant and equipment	(1,237)	(201,038)	(9,707)	—	(211,982)
Proceeds from the sale of property, plant, and equipment	—	10,894	780	—	11,674
Proceeds from the sale of a business	—	128,337	—	—	128,337
Other	—	236	—	—	236
Net cash used for investing activities	(1,237)	(81,084)	(8,927)	—	(91,248)
Cash flow from financing activities:
Proceeds from investment by member	29,685	2,766	—	—	32,451
Loans received from and payments made on loans from other Summit Companies	381,393	(370,940)	(9,410)	(1,043)	—
Payments on long-term debt	(306,355)	(22,011)	(644)	—	(329,010)
Payments on acquisition-related liabilities	—	(7,860)	—	—	(7,860)
Distributions from partnership	(2,500)	—	—	—	(2,500)
Other	(1,008)	—	—	—	(1,008)
Net cash provided by financing activities	101,215	(398,045)	(10,054)	(1,043)	(307,927)
Impact of cash on foreign currency	—	—	26	—	26
Net (decrease) increase in cash and cash equivalents	(36,030)	(8,023)	7,876	(1,043)	(37,220)
Cash and cash equivalents—beginning of period	401,074	10,287	10,461	(3,641)	418,181
Cash and cash equivalents—end of period	$365,044	$2,264	$18,337	$(4,684)	$380,961